FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 28, 2016, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through its special purpose finance subsidiary, Teva Pharmaceutical Finance Netherlands IV B.V. (“Teva Finance”), the offering of an aggregate principal amount of CHF 300,000,000 of 0.125 per cent Notes due 2018 (the “2018 Notes”), CHF 350,000,000 of 0.500 per cent Notes due 2022 (the “2022 Notes”) and CHF 350,000,000 1.000 per cent Notes due 2025 (the “2025 Notes” and, together with the 2018 Notes and the 2022 Notes, the “Notes”). The Notes are irrevocably and unconditionally guaranteed by Teva pursuant to the terms of separate Guarantees, each dated as of July 28, 2016 (the “Guarantees”). Net proceeds to Teva Finance from the offering were approximately CHF 998.8 million, after deducting managers’ discounts and estimated offering expenses. Teva intends to use the net proceeds from this offering towards the cash portion of the purchase price for its acquisition of Allergan plc’s worldwide generic pharmaceuticals business, to pay related fees and expenses, and/or otherwise for general corporate purposes.

The Notes were sold to non-U.S. persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the benefit or account of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act.

The relevant terms of the Notes are set forth in the Permanent Global Certificates and the related Terms of the Notes, included as Exhibits 4.1, 4.2 and 4.3 hereto, and incorporated herein by reference. The Guarantees are attached hereto as Exhibits 4.4, 4.5 and 4.6, and incorporated herein by reference.

The descriptions of the Notes and the Guarantees in this report are summaries and are qualified in their entirety by the Permanent Global Certificates and the Terms of the Notes and the Guarantees, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President and Chief Financial Officer

Date: July 28, 2016

EXHIBITS

4.1	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 300,000,000 0.125 per cent Notes due 2018.

4.2	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 0.500 per cent Notes due 2022.

4.3	Permanent Global Certificate, dated as of July 28, 2016, and the Terms of the CHF 350,000,000 1.000 per cent Notes due 2025.

4.4	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2018 Notes)

4.5	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2022 Notes)

4.6	Guarantee, dated as of July 28, 2016, by Teva Pharmaceutical Industries Limited (relating to the 2025 Notes)